Exhibit 99.2

News release

Cenovus announces Expiration and Results
of Any and All Tender Offer

Calgary, Alberta (September 15, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced that its previously announced cash tender offer (the “Any and All Tender Offer”) for any and all of its outstanding 3.950% Notes due 2022 (the “3.950% Notes”) and 3.000% Notes due 2022 (the “3.000% Notes” and, together with the 3.950% Notes, the “Any and All Notes”) (CUSIP Nos. 448055AJ2 and 15135UAG4, respectively) expired at 5:00 p.m., New York City time, on September 15, 2021. According to information provided by D.F. King & Co., Inc., the tender and information agent for the Any and All Tender Offer, $252,644,000 aggregate principal amount of the 3.950% Notes and $294,017,000 aggregate principal amount of the 3.000% Notes were validly tendered and not validly withdrawn prior to or at the expiration of the Any and All Tender Offer. This amount excludes $1,273,000 aggregate principal amount of the 3.950% Notes and $29,464,000 aggregate principal amount of the 3.000% Notes tendered pursuant to the guaranteed delivery procedures described in the Offer to Purchase, dated September 9, 2021 (the “Offer to Purchase”), and the related notice of guaranteed delivery provided in connection with the Any and All Tender Offer, which remain subject to the holders’ performance of the delivery requirements under such procedures. The obligation of Cenovus to accept any Any and All Notes tendered and to pay the consideration for the Any and All Notes is subject to satisfaction or waiver of certain conditions and other terms set forth solely in the Offer to Purchase. If the conditions are satisfied or waived, Cenovus expects to pay for such Any and All Notes on September 16, 2021 (the “Any and All Settlement Date”).

References in this news release to "$" are to United States dollars.

Holders of Any and All Notes that validly tendered and did not validly withdraw their Any and All Notes prior to the expiration of the Any and All Tender Offer will receive total consideration of $1,021.07 for each $1,000 principal amount of 3.950% Notes and $1,024.78 for each $1,000 principal amount of 3.000% Notes tendered and accepted for payment, in each case plus accrued and unpaid interest up to but not including the Any and All Settlement Date.

Cenovus intends to fund the purchase of the Any and All Notes with a portion of the proceeds from its recently completed notes offering, which closed on September 13, 2021, and cash on hand.

Cenovus has retained J.P. Morgan Securities LLC and BofA Securities and MUFG Securities Americas Inc. as dealer managers (the “Dealer Managers”) for the Any and All Tender Offer. Cenovus has retained D.F. King & Co., Inc. as the tender and information agent for the Any and All Tender Offer. For additional information regarding the terms of the Any and All Tender Offer, please contact: J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3424 (collect); BofA Securities at (980) 387-3907 (collect) or MUFG Securities Americas Inc. at (877) 744-4532 (toll free) or (212) 405-7481 (collect). Requests for documents and questions regarding the tendering of securities may be directed to D.F. King & Co., Inc. by telephone at (212) 269-5550 (for banks and brokers only) or (888) 605-1958 (for all others, toll free), by email at cve@dfking.com or to the Dealer Managers at their respective

CENOVUS ENERGY NEWS RELEASE | 1

News release

telephone numbers.

This announcement is for information purposes only and does not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Any and All Tender Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law.

Advisory
Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this document is identified by words such as “expects”, or “will”, or similar expressions and includes suggestions of future outcomes, including statements about: payment for the Any and All Notes and the source of the funds required to purchase the Any and All Notes.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: risks related to the acceptance of any tendered Any and All Notes, the settlement of the Any and All Tender Offer, the satisfaction of conditions to the Any and All Tender Offer, whether the Any and All Tender Offer will be consummated in accordance with the terms set forth in the Offer to Purchase or at all and the timing of any of the foregoing.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. For a full discussion of material risk factors, refer to Risk Management and Risk Factors in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2020 and in Cenovus’s MD&A for the three and six months ended June 30, 2021 and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

CENOVUS ENERGY NEWS RELEASE | 2

News release

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

CENOVUS ENERGY NEWS RELEASE | 3